Mail Stop 3561

November 20, 2009

By Facsimile and U.S. Mail

Mr. Theodore Upland
Chief Financial Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California 94104

> **Re:** **Design Within Reach, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2009**
> **File No. 000-50807**

Dear Mr. Upland:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian E. Covotta, Esq.
        Via Facsimile